UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*


                          HARDINGE INC.
                        (Name of Issuer)

                  Common Stock, Par Value $.01
                 (Title of Class of Securities)

                           412324 30 3
                         (CUSIP Number)

Douglas A. Greenlee, 1210 West Water Street, Apartment 116, Elmira, NY 14905, Telephone: (607) 734-8281, with a copy to
J. Philip Hunter, Esq., Sayles, Evans, Brayton, Palmer & Tifft, One West Church Street, Elmira, NY 14901; Telephone: (607) 734-2271
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         March 10, 1999
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-
1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ___

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
CUSIP No.   412324 30 3

 1.  Douglas A. Greenlee       S.S.# ###-##-####

 2.  (b)  X

 3.

 4.  Not Applicable

 5.

 6.  U.S.A.

 7.  21,446

 8.  461,262

 9.  21,446

10.  461,262

11.  482,708

12.

13.  4.93%

14.  IN


                 SCHEDULE 13D (Amendment No. 3)


Item 1.   Security and Issuer:

     Common Stock, Par Value $.01  ("Shares")
     Hardinge Inc.
     One Hardinge Drive
     P.O. Box 1507
     Elmira, New York  14902

Item 2.   Identity and Background:

     (a)  Name
          Douglas A. Greenlee

     (b)  Residence address
          1210 West Water Street
          Apartment 116
          Elmira, NY  14905

     (c)  Present principal occupation
          Vice President - Business Development

  (d, e)  Legal proceedings
          None

     (f)  Citizenship
          U.S.A. - State of New York


Item 3.   Source and Amount of Funds or Other Consideration:

     Not Applicable


Item 4.   Purpose of Transaction:

     Not Applicable


Item 5.   Interest in Securities of the Issuer:

     (a)  Aggregate Number and Percentage Owned
          482,708, 4.93% based on 9,800,283 shares outstanding on March 10, 1999 as reported by the Issuer.

     (b)  Number of Shares as to which such person has:
            (i)  sole power to vote or to direct the
                 vote    21,446
           (ii)  shared power to vote or to direct
                 the vote     461,262
          (iii)  sole power to dispose or to
                 direct the disposition of   21,446
           (iv)  shared power to dispose or to
                 direct the disposition of   461,262

     (c)  Transactions during past sixty days:
          Effective March 10, 1999, Mr. Greenlee forfeited 26,100 shares of the Issuer's restricted common shares. In addition, on March 10, 1999, Mr. Greenlee became entitled to the release of restrictions with respect to 27,000 shares of said Common Stock from which shares 11,300 shares were surrendered to the Issuer for the payment of income taxes, with the Issuer transferring to Mr. Greenlee unrestricted shares for the remaining 15,700 shares.

     (d)  Rights of any other persons to owned Shares:
          Mr. Greenlee shares the power to vote with two other individual co-trustees with respect to 407,949 Shares. The beneficiaries (one of whom is Mr. Greenlee) of the trust of which Mr. Greenlee serves as co-trustee have the right to dividends received from, but do not have the right to the proceeds of the sale of, such Shares. Mr. Greenlee shares the power to vote with two other individuals as attorney-in-fact with respect to 53,313 Shares.

          Mr. Greenlee is aware of other persons with the right to receive or the power to direct and receive dividends from or the proceeds of the sale of, Shares, but to the best knowledge of Mr. Greenlee, none of such persons beneficially own more than 5% of the outstanding Shares, except those disclosed in the Issuer's Proxy Statement dated March 15, 1999 and filed with the Securities and Exchange Commission on March 12, 1999.

          Mr. Greenlee disclaims beneficial ownership of 349,306
          Shares held in two trusts by another for the benefit of Mr. Greenlee and others.

     (e)  Date upon which Ceased to be 5% Beneficial Owner:
          March 10, 1999.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships
          with Respect to Securities of the Issuer:

          407,949 Shares are held in trust and the power to vote and dispose is shared with two other individual trustees, Joan A.


          Sutantyo and Jeanne W. Ward. 53,313 Shares are held under power of attorney for another and the power to vote and dispose is shared with two other individuals, Jane G. Joralemon and Paul Greenlee, Jr. Mr. Greenlee expressly disclaims that his relationship with his co-trustees and said other attorneys-in-fact constitutes a group as such term is defined in
          Section 13(d)(3) of the Securities Exchange Act of
          1934, as amended.


Item 7.   Material to Be Filed as Exhibit:



          None


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:                             March  15 , 1999


Signature:                          /s/ Douglas A. Greenlee

Name:                              Douglas A. Greenlee